

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 5, 2010

Joy K. Gallup, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005

By facsimile and U.S. mail
212-530-5219

Re: Vitro, SAB de CV, File # 1-10905

Dear Ms. Gallup:

This follows up our telephone conversation on October 1, 2010 with respect to the Form 15F filed by Vitro, SAB de CV ("Vitro") on September 9, 2010. Item 1 of the Form 15 filing discloses that Vitro has not filed its Form 20-F Annual Report for the year ended December 31, 2009. Under Rule 12h-6(a)(1) under the Securities Exchange of 1934 ("Exchange Act"), a foreign private issuer is not eligible to file Form 15F unless it has filed all required reports under the Exchange Act. Indeed, Vitro acknowledges, in your letter on its behalf attached as an exhibit to the Form 15 filing, that it does not meet the requirements under Rule 12h-6.

Accordingly, Vitro must withdraw the Form 15F, or file its Annual Report on Form 20-F and other materials required to become current in its reporting obligations under the Exchange Act, as soon as possible. The withdrawal of the Form 15F should be effected by filing an amendment to that form, EDGAR Form type 15F/A.

If you have any questions relating to this matter, please do not hesitate to call me at 202-551-3450.

Sincerely,

Paul M. Dudek
Chief, Office of International Corporate Finance